LINKEDIN POSTS:

I have some great news — our team has been preparing to raise funds from our supporters on the investment platform Wefunder.
As of a few days ago... our raise for our startup- Aladdin officially launched!
Check out our pitch here: https://lnkd.in/deJ4E5_N

We decided to raise on Wefunder.com to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to change banking for good. Personally support me and our team. Become an owner of Aladdin.

Over the last 6 months, we have...
>38,000+ users
>15,500 MAU
>10,000 loans disbursed
>$2,000,000 in volume transactions

The timing is great because the fintech space in Africa is heating up. Startups in Africa raised over $4.3 Billion in 2021 alone out of which $1.41 billion was raised by Nigerian startups. We're primed and ready. And we want you to join us.

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC (US) filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.



Co-founder/CEO at Aladdin Digital Bank
4d •

I want to thank all of you that have reserved your shares. We are almost closing our early bird target of $250,000 with over $200,000 reserved so far...

Remember early bird investors who reserve their shares before the initial target enjoy discount and get bonus shares and the minimum investment may likely be increased after we hit this initial target.

What are you waiting for? Join the frenzy, let's make history together as the first Nigerian startup to launch and hit our target on Wefunder.com.

Visit our page now and reserve your shares with a minimum of $100- https://lnkd.in/deJ4E5_N

Remember we are in testing the water mode and you can only reserve your shares and not make actual payment.

Don't miss out on this early bird investors benefits. Together we can 💪💪💪

If you have any questions about the investment or our company, I'm always available.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.



Darlington Onyeagoro

Co-founder/CEO at Aladdin Digital Bank

1w •

"OVER $100,000 RESERVED"

____

Just a few days after the launch of our "testing the water" mode, investors have reserved over $100,000 in shares on our campaign
https://lnkd.in/deJ4E5_N

Remember our Early Bird Target is $250,000 and early investors get perks like discounts and 20 bonus shares.

Join the frenzy for Aladdin stocks in this early days.

Visit our page and reserve your shares. Minimum investment is $100.
This minimum investment amount may most likely go up to $500 once we hit our Early Bird Target.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 08032532634 or email me back with specific questions. You're the best!

Some necessary "testing the waters" disclosures:

1.No money or other consideration is being solicited. If sent, it will not be accepted;

2.No offer to buy securities will be accepted and o part of the purchase price will be received until Form C is filed and only through Wefunder's platform

3.Any indication of interest involves no obligation or commitment of any kind.

Talk soon, Darlington
Celebritybanker@gmail.com
08032532634

FACEBOOK POSTS:

Darlington Onyeagoro
January 5 at 8:26 PM ·

Happy new year!
Hope things are good with you!

I have some great news — our team has been preparing to raise funds from our supporters on the investment platform Wefunder.
As of a few days ago... our raise for our startup- Aladdin officially launched!
Check out our pitch here: https://lnkd.in/deJ4E5_N

We decided to raise on Wefunder.com to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to change banking for good. Personally support me and our team. Become an owner of Aladdin.

Over the last 6 months, we have...
>38,000+ users
>15,500 MAU
>10,000 loans disbursed
>$2,000,000 in volume transactions

The timing is great because the fintech space in Africa is heating up. Startups in Africa raised over $4.3 Billion in 2021 alone out of which $1.41 billion was raised by Nigerian startups. We're primed and ready. And we want you to join us.

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC (US) filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Next Steps:
Visit our page on wefunder.com and reserve your shares:
https://lnkd.in/deJ4E5_N

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 08032532634 or email me back with specific questions. **You're the best**!

Darlington
celebritybanker@gmail.com
#startups #fintech #investing #investment #banking #money #success #growth #team #africa



Aladdin
Bank Differently

Hello

Hope things are good with you!

I have some great news — our team has been preparing to raise funds from our supporters on the investment platform Wefunder. As of a few days ago... our raise for our startup- **Aladdin** officially launched!

Check out our pitch here: https://wefunder.com/aladdin

*Our raise is currently in **"testing the waters"** mode while we finalize our paperwork and SEC (US) filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

We decided to raise on **Wefunder.com** to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to change banking for good. Personally support me and our team. **Become an owner of Aladdin.**

Over the last 6 months, we have...

- 38,000+ users
- 15,500 MAU
- 10,000 loans disbursed
- $2,000,000 in volume transactions

Here is a picture of our core team:

Here is a picture of our core team:


Share Image

The timing is great because the fintech space in Africa is heating up. Startups in Africa raised over $4.3 Billion in 2021 alone out of which $1.41 billion was raised by Nigerian startups. **We're primed and ready. And we want you to join us.**

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 08032532634 or email me back with specific questions. You're the best!

Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Talk soon, Darlington

[My LinkedIn Profile](#)

Darlington Onyeagoro
Founder & CEO Aladdin Digital Finance Bank
+234 803 253 2634 | +234 803 253 2634
www.aladdin.ng | Darlington@Aladdin.ng
Plot, 8 Providence street, lekki phase 1, Lagos

OVER $160,000 RESERVED...

Inbox × YAMM - OVER $160,000 RESERVED... ×

Darlington <celebritybanker@gmail.com> Tue, Jan 11, 9:28 PM (10 days ago)
to immaculata

Hello

I wanted to reach out to let you know that we're off to a great start with our Wefunder round. **We've received over $160K in *reservations in just a few days...**

If you haven't had the chance to visit our Wefunder Page (https://wefunder.com/aladdin) or watched our pitch video, we invite you to take a look and reserve your shares.

Minimum investment is $100 and early bird investors i.e. investors that make their reservation before the initial target of $250,000 get perks like discounts and bonus shares.

As always, I'm available to answer questions about the company, our raise, and our growth plan.

Thanks again and we look forward to growing with you.

*Our raise is currently in **"testing the waters"** mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

If you have any questions about the investment or company, I'm always available.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

Yours truly,

Talk soon, Darlington

My Linkedin Profile

Darlington Onyeagoro
Founder & CEO Aladdin Digital Bank
+234 803 253 2634 | +234 803 253 2634
www.aladdin.ng | Darlington@Aladdin.ng
Plot, 8 Providence street, lekki phase 1, Lagos

$250,000 EARLY BIRD TARGET CLOSING SOON...

YAMM - $250,000 EARLY BIRD TARGET CLOSING SOON... ×

Darlington <celebritybanker@gmail.com>
to Gbughemobijude

Mon, Jan 17, 8:26 PM (4 days ago)

Hello

I want to thank all of you that have reserved your shares. We are almost closing our early bird target of $250,000 with **over $215,000 reserved so far...**

Remember early bird investors who reserve their shares before the initial target enjoy a discount and get bonus shares and the minimum investment may likely be increased after we hit this initial target.

What are you waiting for? Join the frenzy, let's make history together as the first Nigerian startup to launch and hit our target on Wefunder.com.

Visit our page now and reserve your shares with a minimum of $100- https://lnkd.in/deJ4E5_N

Remember we are in **testing the water mode** and you can only reserve your shares and not make actual payment.

Don't miss out on this early bird investor's benefits. Together we can💪💪💪

If you have any questions about the investment or our company, I'm always available.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

$250,000 EARLY BIRD...

Yours truly,

Talk soon, Darlington

My LinkedIn Profile

Darlington Onyeagoro
Founder & CEO Aladdin Digital

+234 803 253 2634 | +234 803 253 2634

www.aladdin.ng | Darlington@Aladdin.ng

Plot, 8 Providence street, lekki phase 1, Lagos

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.